Fangdd Network Group Ltd.

18/F, Unit B2, Kexing Science Park

15 Keyuan Road, Technology Park

Nanshan District, Shenzhen

People’s Republic of China

February 22, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Ameen Hamady
Ms. Shannon Menjivar

Re:	Fangdd Network Group Ltd. (the “Company”)
Responses to the Staff’s Comment Letter Dated December 9, 2021
File No. 001-39109

Dear Mr. Hamady and Ms. Menjivar:

This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated January 28, 2022 (the “Comment Letter”) on Form 20-F publicly filed with the Commission on March 31, 2020 (the “Form 20-F”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement. All the newly proposed disclosures are incorporated into Annex A attached hereto. In addition to the disclosure made in response to the Staff’s comments, the Company also proposes to update the disclosure to reflect the most recent regulatory actions by China’s government and their impacts on the company as set forth on pages 2 and 24 of the Annex A and page 1 of the Annex B. The Company plans to file an amendment to the Form 20-F to include all the proposed disclosures attached hereto as Annexes once it clears the Staff’s comments.

Form 20-F for the year ended December 31, 2020

Part I, page 1

1.	We note your response to our prior comment 2. Please further expand your disclosures at the outset of Part I to also address whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

In response to the Staff’s comment, the Company respectfully proposes to revise the relevant disclosure at the outset of Part I as set forth on page 1 of the Annex A.

2.	We note your response to our prior comment 3. Please also refrain from using terms such as “our consolidated VIE” when describing activities or functions of the VIE. In that regard, please ensure consistent references to the VIE throughout your filing.

In response to the Staff’s comment, the Company respectfully proposes to revise the disclosure at the outset of Part I as set forth on pages 1, 5, 7, 16, 17 and 22 of the Annex A and to apply the same revisions accordingly throughout the annual report when filing an amendment to the Form 20-F once it clears the Staff’s comments.

Item 3. Key Information, page 4s

3.	We note your response to our prior comment 9 and your expanded disclosures related to the Accelerating Holding Foreign Companies Accountable Act. Similar to our comment number 1 above, please further expand your disclosures to address whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to the Staff’s comment, the Company respectfully proposes to revise the relevant disclosure on page 8 of the Annex A

D. Risk Factors, page 19

4.	We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comment, the Company respectfully to revise and expand relevant disclosure on page 24 of the Annex A.

*          *          *

2

If you have any questions regarding this submission, please contact the Company’s U.S. counsel Will H. Cai of Cooley LLP by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Yi Duan
Yi Duan
Co-Chief Executive Officer

cc:	Xi Zeng, Co-Chief Executive Officer, Fangdd Network Group Ltd.
Jiaorong Pan, Chief Financial Officer, Fangdd Network Group Ltd.
Will H. Cai, Esq. Cooley LLP
Melvin Guen, Partner, KPMG Huazhen LLP
Joe Cheng, Partner, KPMG Huazhen LLP

Annex A1
PART I

EXPLANATORY NOTE

Investing in our securities involves a high degree of risk. Please carefully consider the risks discussed under “Risk Factors” in this annual report beginning on page 6.

Fangdd Network Group Ltd. is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and variable interest entity, or VIE, and VIE’s subsidiaries. Foreign ownership in the business involving value-added telecommunications service (except for e-commerce, domestic conferencing, store-and-forward, and call center services), including internet real estate services, is subject to significant restrictions under current PRC laws, rules and regulations. Accordingly, we operate these businesses in China through Shenzhen Fangdd Network Technology Co. Ltd., which we refer to as Fangdd Network or the VIE in this annual report. We control and receive economic benefits of the VIE’s business operations through a series of contractual arrangements among our PRC subsidiary, the VIE and the VIE’s nominee shareholders, which we refer to as the Fangdd Network VIE Agreements. These agreements are designed to provide our PRC subsidiary, Shenzhen Fangdd Information Technology Co. Ltd., with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. As a result of the Fangdd Network VIE Agreements, we are the primary beneficiary of the VIE for accounting purposes and treat it as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor our investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. These Fangdd Network VIE Agreements have not been tested in a court of law in the PRC. As a result, investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. As used in this annual report, (i) “Fangdd Network,” “variable interest entity” or “ VIE” refers to Shenzhen Fangdd Network Technology Ltd., a company incorporated in the People’s Republic of China; (ii) “Shenzhen Fangdd,” “WFOE” or “our PRC subsidiary” refer to Shenzhen Fangdd Information Technology Co. Ltd; (iii) “Fangdd Cayman” or “our holding company” refer to Fangdd Network Group Ltd.; and (iv) “we,” “us,” “our company,” or “our” refer to Fangdd Network Group Ltd. and its subsidiaries and, in the context of describing our operations and consolidated financial information, also include the VIE and its subsidiaries.	SEC 2nd Round Q1, Q4 SEC 1st Round Q1 SEC 3rd Round Q2 SEC 1st Round Q3 SEC 2nd Round Q3

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. The company that investors will own may never have a direct ownership interest in the businesses that are conducted by the VIE. If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in the operations of the VIE. This would result in the VIE being deconsolidated. The majority of our assets, including the necessary licenses to conduct business in China, are held by the VIE. A significant part of our revenue is generated by the VIE. An event that results in the deconsolidation of the VIE would have a material effect on our operations and result in the ADSs diminish substantially in value or even become worthless. Our holding company, our PRC subsidiary, the VIE and our investors face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” in this annual report on Form 20-F.	SEC 1st Round Q1

We and the VIE face various legal and operational risks and uncertainties related to doing business in Mainland China and Hong Kong. A significant part of our business operations in China are conducted through the VIE, and we are subject to complex and evolving PRC laws and regulations. For example, we and the VIE face risks associated with regulatory approvals on offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

SEC 1st Round Q2(i)

On December 16, 2021, the PCAOB issued a report relaying to the SEC its determinations that the PCAOB is unable to inspect or investigate completely registered public accounting firms in Mainland China and Hong Kong due to positions taken by Chinese authorities. The report, issued under Rule 6100, lists dozens of accounting firms based in Mainland China and Hong Kong subject to the determinations, including our independent registered public accounting firm. Under Rule 6100, the PCAOB will reassess its determinations at least annually. Our ADSs may be delisted or trading in our ADSs would be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China for three consecutive years. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. On June 22, 2021, the U.S. Senate passed the “Accelerating Holding Foreign Companies Accountable Act”, which, if passed by the U.S. House of Representatives and signed into law by the President, would decrease the number of noninspection years for foreign companies to comply with PCAOB audits from three to two years, thus reducing the time period before their securities may be prohibited from trading or delisted.	SEC 3rd Round Q1

Recently, the PRC government initiated a series of regulatory actions and guidelines to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement, which may impact our ability to conduct business, accept foreign investments, or list on an U.S. or other foreign exchange.	SEC 2nd Round Q2

•	On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage.

•	The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. The Personal Information Protection Law, which was promulgated by the SCNPC on August 20, 2021 and became effective on November 1, 2021, outlines the main system framework of personal information protection and processing. Given that these laws were recently promulgated or issued, their interpretation, application and enforcement are subject to substantial uncertainties.

•	The draft Regulations for the Administration of Cyber Data Security, or the Draft Data Security Regulations, published by the CAC on November 14, 2021 for public comments until December 13, 2021 require that a data processor who processes personal information of more than 1 million individuals shall (i) go through the cyber security review if it intends to be listed in a foreign country; (ii) report to the local CAC within 15 working days once identifying any important data. Where data processors conduct merger, reorganization separation, or otherwise, the data recipient shall continue to perform its data security protection obligations, and the data processor shall report to the local competent department if personal information of more than one million people is involved. The Draft Data Security Regulations also require data processors processing important data or being listed outside China shall carry out data security assessment annually by itself or through a third-party data security service provider and submit assessment report to local agency of the CAC. As no detailed rules or implementation of the Draft Data Security Regulations have been issued, the CAC and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rulemaking process. If the enacted version of the Draft Data Security Regulations requires any clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.

•	On December 24, 2021, the Chinese Securities Regulatory Commission, or the CSRC, published the draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies and the draft of the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public consultation. Pursuant to such draft rules, domestic companies directly or indirectly offer securities or list on overseas markets, including (i) Chinese companies limited by shares and (ii) overseas enterprises with business mainly conducted in China and intends to use its domestic equity, assets or similar interests to offer securities or list on overseas markets, shall submit filing materials to CSRC within three working days after the submission of the application documents for an initial public offering overseas. For issuance of listed securities overseas after listings on the overseas market, filing materials should be submitted to CSRC within three working days after the completion of the issuance. Failure to complete the filing required by the CSRC may expose the domestic company to a warning or a fine of RMB1 million to RMB10 million. For serious cases, the domestic company may be ordered to suspend the relevant business, cease operation for rectification or revoke relevant business permits or licenses. However, uncertainty remains as to the final form of these regulations and their interpretation and implementation upon promulgation.

•	On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly revised and issued the Cyber Security Review Measures, or the Cyber Security Review Measures. The Cyber Security Review Measures provides, among others, (i) the purchase of cyber products and services by critical information infrastructure operators that affects or may affect national security and data processing activities engaged in by network platform operators that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. However, the Cyber Security Review Measures do not provide any explanation or interpretation of “affect or may affect national security”, and Chinese government may have broad discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the Cyber Security Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard.

•	The State Anti-Monopoly Bureau, the anti-monopoly enforcement agency in the PRC, has in recent years strengthened enforcement under the Anti-Monopoly Law, including conducting investigations and levying significant fines with respect to concentration of undertakings, cartel activity, monopoly agreements and abusive behavior by companies with market dominance. In February 2021, the Anti-Monopoly Committee of the State Council published the Guideline that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. We cannot assure you that we will not be affected, either directly or indirectly, by the strengthened enforcements actions taken by the authority. In addition, in order to comply with existing and new anti-monopoly laws, regulations and guidance which are constantly evolving, we may need to devote additional resources and efforts, which may adversely affect our business, growth prospects, and the value of our ADSs, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and materially and adversely affect our financial condition, operations and business prospects.

For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and Item 4. Information on the Company—B. Business Overview—Regulation in this annual report on Form 20-F.

Under our current corporate structure, Fangdd Cayman's ability to pay dividends depends upon dividends paid by its Hong Kong subsidiary, which in turn depends on dividends paid by its PRC subsidiary, which further depends on payments from the VIE under the Fangdd Network VIE Agreements.	SEC 2nd Round Q7

•	Although we consolidate the results of the VIE entity and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through the Fangdd Network VIE Agreements. If the PRC authorities determine that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if current regulations change or are interpreted differently in the future, our ability to settle amount owed by the VIE under the VIE agreements may be seriously hindered. In addition, if our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

•	Our wholly owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our subsidiary, the VIE and the VIE’s subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, after making an allocation to the statutory reserve funds from their after-tax profits, our wholly owned subsidiary in China, the VIE and the VIE's subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

•	Remittance of dividends by our wholly owned subsidiary out of China is subject to examination by the banks designated by SAFE. Approvals by or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, our PRC subsidiary may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted.

•	Our Hong Kong subsidiary may be considered a non-resident enterprise for tax purposes, so that any dividends our PRC subsidiary pays to our Hong Kong subsidiary may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%. If we are required under the PRC Enterprise Income Tax Law to pay income tax for any dividends we receive from our subsidiaries in China, or if our Hong Kong subsidiary is determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders

•	If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders, including our ADS holders, may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders, including our ADS holders, and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% which in the case of dividends may be withheld at source. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

Since Fangdd Network has incurred and accumulated losses historically, there was no service fee payable by Fangdd Network to Shenzhen Fangdd. As of the date of this annual report, Shenzhen Fangdd has not made any dividend payments or distributions to us, and no dividends or distributions have been made by us. We intend to keep future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

1 The newly proposed revised disclosures are bolded, italicized and underlined

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Corporate Structure and Its Related Risks

Fangdd Network Group Ltd. is a Cayman Islands holding company with no material operations of its own. We conduct our operations in China primarily through our PRC subsidiary and the VIE. Foreign ownership in the business involving value-added telecommunications service (except for e-commerce, domestic conferencing, store-and-forward, and call center services), including internet real estate services, is subject to significant restrictions under current PRC laws, rules and regulations. Accordingly, we operate these businesses in China through the VIE, Shenzhen Fangdd Network Technology Co. Ltd., or Fangdd Network. Investors in our ADSs thus are not purchasing equity interest in our operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. The following chart illustrates our corporate structure as of the date of this annual report.	SEC 2nd Round Q4 SEC 1st Round Q4

(1)	Shareholders of Fangdd Network are Yi Duan, Jiancheng Li, Xi Zeng, Wei Zhang, Li Zhou, Jingjing Huang, Jiaorong Pan, Wentao Bai and Ying Lu, holding 31.95%, 19.75%, 16.87%, 9.0%, 8.87%, 8.0%, 2.66%, 2.0% and 0.9%, respectively, of the equity interest in Fangdd Network. Yi Duan is our co-founder, chairman of board of directors and co-chief executive officer. Jiancheng Li is our co-founder and chief technology officer. Xi Zeng is our co-founder, director and co-chief executive officer. Jiaorong Pan is our director and chief financial officer. Li Zhou and Ying Lu are also employees of our Company.

(2)	As of the date of this annual report, Fangdd Network had ten wholly owned subsidiaries.

Foreign ownership in the business involving value-added telecommunications service (except for e-commerce, domestic conferencing, store-and-forward, and call center services), including internet real estate services, is subject to significant restrictions under current PRC laws, rules and regulations. Accordingly, neither we nor our subsidiaries own any equity interest in the VIE. The equity interest of the VIE Fangdd Network are legally held by individuals who act as nominee shareholders of the VIE on behalf of Shenzhen Fangdd, our PRC subsidiary. We control and receive the economic benefits of the business operations of the VIE through a series of contractual arrangements between our PRC subsidiary, the VIE and the VIE’s shareholders, which we refer to as the Fangdd Network VIE Agreements, which were entered into on March 2014 and were subsequently amended to include registration of the Equity Interest Pledge Agreements with the relevant registration authority and amended when three nominee shareholders transferred equity interests in Fangdd Network to other nominee shareholders in 2017. The Fangdd Network VIE Agreements are designed to provide our PRC subsidiary with the power, rights, and obligations equivalent in all material respects to those it would possess as the equity holder of the VIE, including absolute control rights and the rights to the assets, property and revenue of the VIE. As a result of the Fangdd Network VIE Agreements, we are the primary beneficiary of the VIE for accounting purposes and treat it as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.	SEC 3rd Round Q2

The Fangdd Network VIE Agreements include Business Operation Agreement, Powers of Attorney, Equity Interest Pledge Agreements, Option Agreements, Operation Maintenance Service Agreement and Technology Development and Application Service Agreement. We refer to our PRC subsidiary, Shenzhen Fangdd Information Technology Co. Ltd., as Shenzhen Fangdd, and the VIE, Shenzhen Fangdd Network Technology Co. Ltd., as Fangdd Network. The following is a brief description of the Fangdd Network VIE Agreements:

•	Business Operation Agreement. Pursuant to the business operation agreement, Fangdd Network and its shareholders undertake that without the Shenzhen Fangdd’s prior written consent, Fangdd Network shall not (i) enter into any transactions that may have material effects on Fangdd Network’s assets, obligations, rights or business operations, (ii) sell, transfer, pledge or otherwise dispose of any rights associated with their equity interests in Fangdd Network, (iii) approve any merger or acquisition of Fangdd Network, (iv) take any actions that may have a material adverse effect on Fangdd Network’s assets, businesses and liabilities, or sell, transfer, pledge or otherwise dispose or impose other encumbrances of any assets, businesses or income of Fangdd Network, (v) request Fangdd Network to declare dividend or make other distribution, (vi) amend Fangdd Network’s articles of association and (vii) increase, decrease or otherwise change Fangdd Network’s registered capital. Shenzhen Fangdd may request Fangdd Network to transfer at any time all the intellectual property rights held by Fangdd Network to Shenzhen Fangdd or any person designated by the Shenzhen Fangdd. Fangdd Network and certain of its shareholders, including Yi Duan, Jiancheng Li and Xi Zeng, shall be jointly and severally responsible for the performance of their obligations under this agreement.

•	Powers of Attorney. Each shareholder of Fangdd Network has issued a power of attorney, irrevocably appointing Mr. Jiancheng Li, our co-founder, chief technology officer and Shenzhen Fangdd’s director, or any person designated by Shenzhen Fangdd, as such shareholder’s attorney-in-fact to exercise all shareholder rights.

•	Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, Fangdd Network’s shareholders have pledged all of his or her equity interest in Fangdd Network to Shenzhen Fangdd to guarantee the performance by Fangdd Network and its shareholders of their obligations under the master agreements, which include technology development and application service agreement, the operation maintenance service agreement, the business operation agreement and the option agreements.

•	Option Agreements. Pursuant to the option agreements, Fangdd Network’s shareholder has irrevocably granted Shenzhen Fangdd an exclusive option, to the extent permitted by PRC law, to purchase, or have its designated person or persons to purchase, at its discretion all or part of the shareholder’s equity interests in Fangdd Network or all or part of Fangdd Network’s assets.

•	Operation Maintenance Service Agreement. Pursuant to the operation maintenance service agreement, Shenzhen Fangdd has the exclusive right to provide Fangdd Network with operation maintenance services and marketing services.

•	Technology Development and Application Service Agreement. Pursuant to the technology development and application service agreement, Shenzhen Fangdd has the exclusive right to provide Fangdd Network with technology development and application services.

For a summary of the material provisions of the Fangdd Network VIE Agreements, please refer to “Item 4. Information on the Company—C. Organizational Structure” in this annual report on Form 20-F.

The contractual arrangements may not be as effective as direct ownership in providing us with control over Fangdd Network, and we may incur substantial costs to enforce the terms of the arrangements. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements and doing so may be quite costly. There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws, rules or regulations relating to VIE structures will be adopted or if adopted, what effect they may have on our corporate structure. If, as a result of such contractual arrangements, we or Fangdd Network is found to be in violation of any existing or future PRC laws or regulations, or such contractual arrangement is determined as illegal and invalid by the PRC court, arbitral tribunal or regulatory authorities, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure” in this annual report on Form 20-F.

We and the VIE are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:	SEC 1st Round Q5(i)

•

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. As of the date of this annual report, based on the opinion of our PRC legal counsel, we believe that our PRC subsidiaries and the VIE are not subject to permission requirements from the Chinese Securities Regulatory Commission (the "CSRC"), the Cyberspace Administration of China (the "CAC"), nor any other entity to approve these contractual arrangements. However, PRC laws and regulations governing the approval of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the view of our PRC counsel. There can be no assurance that the PRC government authorities such as the Ministry of Commerce, or the MOFCOM, the MIIT, or other authorities that regulate our business and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the approval of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure and contractual arrangements from the CSRC, CAC or any other PRC government authorities.  If we inadvertently conclude that approvals are not required, or if these regulations change or are interpreted differently and we are required to obtain approval in the future, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct all or substantially all of our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”;

SEC 2nd Round Q5 and Q6 SEC 1st Round Q6(ii)

•	We rely on contractual arrangements with the VIE and its shareholders for our business operations, and these contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. We rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE. The shareholders of the VIE may not act in the best interests of us or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with the VIE. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE and its shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control”;

•	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business. If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC law. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business”; and

•	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition. The shareholders of the VIE may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material adverse effect on our ability to effectively control the VIE and receive economic benefits from them. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

Risks Related to Our Business and Industry

Risks and uncertainties related to our and the VIE’s business and industry include, but are not limited to, the following:

•	We have a limited operating history, and we may not be able to sustain our past growth or effectively implement our business strategies;

•	Our business is susceptible to fluctuations in China’s real estate market, its overall economic growth and government measures aimed at China’s real estate industry;

•	We may fail to compete effectively with existing and new industry players, which could significantly reduce our market share and materially and adversely affect our business, financial condition and results of operations; and

•	We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to conduct and operate our business currently carried out. Failure to obtain and/or maintain the licenses and permits required to conduct our business may subject us to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on their business operations, or the discontinuation of their operations. Any such disruption in the business operations of our PRC subsidiaries and the consolidated VIE could materially and adversely affect our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business and Industry—If we fail to obtain or keep licenses, permits or approvals applicable to the various real estate services provided by us, we may incur significant financial penalties and other government sanctions.”	SEC 3rd Round Q2

Risks Related to Doing Business in China

We and the VIE face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:	SEC 1st Round Q5(ii)

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. The enforcement of laws and regulations in China could be uncertain and the of rules and policies in China may change quickly with little advance notice, which could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs”;	SEC 2nd Round Q5

•	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our ADSs. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs”;

•	We believe that we are not required to submit an application for the approval under the M&A Rules for an offering. However, the approval and/or other requirements of the CSRC, CAC or other PRC governmental authorities may be required under future laws and regulations in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC, CAC or any other PRC government authorities. Any failure to obtain or delay in obtaining the requisite governmental approval for an offering, or a rescission of such approval, may subject us to sanctions imposed by the relevant PRC regulatory authority. See “Item 3. Key Information—D. Risk Factors —Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC, CAC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval” ; and	SEC 1st Round Q6(i) SEC 2nd Round Q6

•	Our independent registered public accounting firm is located in and organized under the laws of the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are currently not inspected by the PCAOB. On December 16, 2021, the PCAOB issued a report relaying to the SEC its determinations that the PCAOB is unable to inspect or investigate completely registered public accounting firms in Mainland China and Hong Kong due to positions taken by Chinese authorities. The report, issued under Rule 6100, lists dozens of accounting firms based in Mainland China and Hong Kong subject to the determinations, including our independent registered public accounting firm. Under Rule 6100, the PCAOB will reassess its determinations at least annually. Our ADSs may be delisted or trading in our ADSs would be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China for three consecutive years. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections. On June 22, 2021, the U.S. Senate passed the "Accelerating Holding Foreign Companies Accountable Act", which, if passed by the U.S. House of Representatives and signed into law by the President, would decrease the number of non-inspection years for foreign companies to comply with PCAOB audits from three to two years, thus reducing the time period before their securities may be prohibited from trading or delisted. See “Item 3. Key Information—D. Risk Factors —Risks Related to Doing Business in China—We could be delisted if we are unable to meet the PCAOB inspection requirements in time.”	SEC 3rd Round Q3 SEC 1st Round Q9 SEC 2nd Round Q9

A.       Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statement of comprehensive income (loss) data for the years ended December 31, 2018, 2019 and 2020 and selected consolidated balance sheet data as of December 31, 2019 and 2020 and selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of comprehensive loss data for the years ended December 31, 2016 and 2017, selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 and selected consolidated cash flow data for the years ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and share related data)
Selected Consolidated Statements of Comprehensive (Loss) Income Data:
Revenue	1,475,758	1,798,521	2,282,216	3,599,436	2,451,287	375,676
Cost of revenue	(1,247,356)	(1,416,933)	(1,805,588)	(2,842,394)	(2,036,821)	(312,156)
Gross profit	228,402	381,588	476,628	757,042	414,466	63,520
Operating expenses:
Sales and marketing expenses	(98,327)	(38,461)	(59,099)	(48,395)	(38,020)	(5,827)
Product development expenses	(182,625)	(191,662)	(202,877)	(724,983)	(301,401)	(46,192)
General and administrative expenses	(311,303)	(156,329)	(145,277)	(520,421)	(301,065)	(46,140)
Total operating expenses	(592,255)	(386,452)	(407,253)	(1,293,799)	(640,486)	(98,159)
(Loss) Income from operations	(363,853)	(4,864)	69,375	(536,757)	(226,020)	(34,639)
Other income (expenses):
Interest income (expense), net	4,716	(13,034)	(1,118)	(8,719)	(12,989)	(1,991)
Foreign currency exchange gain (loss), net	1,070	(787)	684	237	(4,084)	(626)
Gain on short-term investments	12,076	3,255	5,512	2,771	321	49
Impairment loss for long-term equity investment	—	—	—	(16,000)	—	—
Government grants	13,853	12,402	8,792	22,351	22,885	3,507
Other income, net	1,785	3,141	5,648	7,724	9,207	1,411
Share of (losses) profit from equity method investees, net of income tax	(596)	2,902	19,566	21,772	3,970	608
(Loss) income before income tax	(330,949)	3,015	108,459	(506,621)	(206,710)	(31,681)
Income tax expense	(1,117)	(2,366)	(4,433)	(3,766)	(14,665)	(2,248)
Net (loss) income	(332,066)	649	104,026	(510,387)	(221,375)	(33,929)
Net loss attributable to noncontrolling interests	—	—	—	—	1,087	167
Net (loss) income attributable to FANGDD Network Group Ltd	(332,066)	649	104,026	(510,387)	(220,288)	(33,762)
Accretion of Redeemable Convertible Preferred Shares	(204,355)	(228,468)	(248,186)	(116,308)	—	—
Deemed dividend to preferred shareholder	—	—	—	(642,174)	—	—
Net loss attributable to ordinary shareholders	(536,421)	(227,819)	(144,160)	(1,268,869)	(220,288)	(33,762)
Net (loss) income	(332,066)	649	104,026	(510,387)	(221,375)	(33,929)
Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil income tax	(230,892)	110,667	(119,487)	(94,357)	(28,054)	(4,299)
Total comprehensive (loss) income, net of income tax	(562,958)	111,316	(15,461)	(604,744)	(249,429)	(38,228)
Total comprehensive loss attributable to noncontrolling interests	—	—	—	—	1,087	167
Total comprehensive (loss) income attributable to ordinary shareholders	(562,958)	111,316	(15,461)	(604,744)	(248,342)	(38,061)
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.57)	(0.24)	(0.15)	(1.17)	(0.11)	(0.02)
Weighted average number of ordinary shares outstanding used in computing net loss per share
Basic and diluted	945,712,030	945,712,030	945,712,030	1,087,910,999	1,993,326,758	1,993,326,758
Supplemental information
Adjusted (loss) income from operations	(363,853)	(4,864)	69,375	209,116	(123,270)	(18,892)
Adjusted net (loss) income	(332,066)	649	104,026	235,486	(118,625)	(18,182)

Financial Information Related to the VIE and Parent

Set forth below are the condensed consolidating schedule showing the results of operations, financial position and cash flows for our holding company, our subsidiaries, and the VIE, eliminating adjustments and consolidated totals as of and for the years ended December 31, 2016, 2017, 2018, 2019 and 2020.

SEC 1st
Round Q8

	For the Year Ended December 31,
	2016					2017
	RMB					RMB

	(in thousands, except share and share related data)
Condensed Consolidating Schedule of Results of Operations	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals
Revenue(1)	—	164,717	1,473,721	(162,680)	1,475,758	—	89,623	1,798,521	(89,623)	1,798,521
Cost of revenue(1)	—	(162)	(1,247,194)	—	(1,247,356)	—	(7,748)	(1,409,185)	—	(1,416,933)
Gross profit	—	164,555	226,527	(162,680)	228,402	—	81,875	389,336	(89,623)	381,588
Operating expenses	(49)	(168,739)	(585,910)	162,443	(592,255)	(2,722)	(57)	(390,789)	7,116	(386,452)
(Loss) Income from operations	(49)	(4,184)	(359,383)	(237)	(363,853)	(2,722)	81,818	(1,453)	(82,507)	(4,864)
Other income (expenses)(1)	3,215	(380)	26,358	3,711	32,904	243	5,084	10,019	(7,467)	7,879
Equity (loss) income of subsidiaries and the VIE and VIE’s subsidiaries(2)	(178,354)	—	—	178,354	—	54,226	—	—	(54,226)	—
(Loss) income before income tax	(175,188)	(4,564)	(333,025)	181,828	(330,949)	51,747	86,902	8,566	(144,200)	3,015
Income tax expense	—	(659)	(458)	—	(1,117)	—	(37)	(2,329)	—	(2,366)
Net (loss) income	(175,188)	(5,223)	(333,483)	181,828	(332,066)	51,747	86,865	6,237	(144,200)	649

Notes:
(1)	Intercompany provision of services of promotion, entrusted loan services, sales of software copyright were eliminated at the consolidation level.
(2)	It represents the elimination of the investment in the VIE and subsidiaries by Fangdd Network Group Ltd.

	For the Year Ended December 31,
	2018					2019					2020
	RMB					RMB					RMB
	(in thousands, expect for share data)
Condensed Consolidating Schedule of Results of Operations	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals
Revenue(1)	—	9,434	2,282,216	(9,434)	2,282,216	—	—	3,599,436	—	3,599,436	—	351	2,450,937	(1)	2,451,287
Cost of revenue(1)	—	—	(1,805,588)	—	(1,805,588)	—	2,319	(2,842,394)	(2,319)	(2,842,394)	—	(101)	(2,036,664)	(56)	(2,036,821)
Gross profit	—	9,434	476,628	(9,434)	476,628	—	2,319	757,042	(2,319)	757,042	—	250	414,273	(57)	414,466
Operating expenses	(72)	(20,918)	(390,502)	4,239	(407,253)	(881)	(12,220)	(1,288,084)	7,386	(1,293,799)	(13,607)	(20,291)	(606,740)	152	(640,486)
(Loss) Income from operations	(72)	(11,484)	86,126	(5,195)	69,375	(881)	(9,901)	(531,042)	5,067	(536,757)	(13,607)	(20,041)	(192,467)	95	(226,020)
Other income (expenses)(1)	(2)	17,679	25,679	(4,272)	39,084	(2)	15,992	14,267	(121)	30,136	3,366	3,097	125,320	(112,473)	19,310
Equity (loss) income of subsidiaries and the VIE and VIE’s subsidiaries(2)	22,921	—	—	(22,921)	—	147,511	—	—	(147,511)	—	(115,964)	—	—	115,964	—
(Loss) income before income tax	22,847	6,195	111,805	(32,388)	108,459	146,628	6,091	(516,775)	(142,565)	(506,621)	(126,205)	(16,944)	(67,147)	3,586	(206,710)
Income tax expense	—	(139)	(4,294)	—	(4,433)	—	(311)	(3,455)	—	(3,766)	—	98	(16,138)	1,375	(14,665)
Net (loss) income	22,847	6,056	107,511	(32,388)	104,026	146,628	5,780	(520,230)	(142,565)	(510,387)	(126,205)	(16,846)	(83,285)	4,961	(221,375)

Notes:
(1)	Intercompany provision of services of promotion, entrusted loan services, sales of software copyright were eliminated at the consolidation level.
(2)	It represents the elimination of the investment in the VIE and subsidiaries by Fangdd Network Group Ltd.

	For the Year Ended December 31,
	2016					2017
	RMB					RMB

	(in thousands, except share and share related data)
Condensed Consolidating Schedule of Financial Position	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals
Cash and cash equivalents	681,762	61,326	279,662	—	1,022,750	10	24,304	549,376	—	573,690
Restricted cash	—	—	80,092	—	80,092	—	571,171	25,345	93,417	689,933
Short-term investments	—	—	291,500	—	291,500	—	—	32,500	—	32,500
Accounts receivable, net	—	—	194,292	—	194,292	—	—	827,796	—	827,796
Deposits with real estate developers	—	—	3,370	—	3,370	—	—	397,868	—	397,868
Prepayments and other current assets	—	5,203	127,731	25,266	158,200	—	61,074	189,423	(56,410)	194,087
Amounts due from subsidiaries and VIE(3)	461,767	177,100	25,968	(664,835)	—	1,155,290	272,645	3,100	(1,431,035)	—
Others(1)	—	26,304	103,504	1,600	131,408	—	42,649	120,831	(35,410)	128,070
Total assets	1,143,529	269,933	1,106,119	(637,969)	1,881,612	1,155,300	971,843	2,146,239	(1,429,438)	2,843,944
Short-term bank borrowings	—	—	—	—	—	—	—	663,100	—	663,100
Accounts payable	—	41,867	213,238	—	255,105	—	40,412	553,057	—	593,469
Customers’ refundable fees	—	—	76,625	—	76,625	—	—	58,878	—	58,878
Accrued expenses and other payables	20,811	350	734,995	673	756,829	19,603	2,119	748,164	78	769,964
Amounts due to subsidiaries and VIE(3)	—	487,735	177,100	(664,835)	—	—	1,158,390	272,645	(1,431,035)	—
Others	—	1,376	840	(718)	1,498	—	—	4,402	695	5,097
Total liabilities	20,811	531,328	1,202,798	(664,880)	1,090,057	19,603	1,200,921	2,300,246	(1,430,262)	2,090,508
Total mezzanine equity	2,278,046	—	—	—	2,278,046	2,357,079	—	—	—	2,357,079
Total (deficit) equity	(1,155,328)	(261,395)	(96,679)	26,911	(1,486,491)	(1,221,382)	(229,078)	(154,007)	824	(1,603,643)

Notes:

(1)	Intercompany provision of services of promotion, entrusted loan services, sales of software copyright were eliminated at the consolidation level.

(3)	It represents the elimination of intercompany balances among parent, the VIE and our subsidiaries.

	For the Year Ended December 31,
	2018					2019					2020
	RMB					RMB					RMB
	(in thousands, expect for share data)
Condensed Consolidating Schedule of Financial Position	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals
Cash and cash equivalents	36	28,094	415,456	—	443,586	431,029	27,386	645,332	—	1,103,747	309,566	60,149	473,733	—	843,448
Restricted cash	—	345,905	4,727	—	350,632	—	229,168	957	—	230,125	—	83,192	9,390	—	92,582
Short-term investments	—	49,883	21,600	—	71,483	—	—	11,500	—	11,500	—	—	9,000	—	9,000
Accounts receivable, net	—	—	1,352,596	—	1,352,596	—	—	2,189,980	—	2,189,980	—	—	2,252,103	—	2,252,103
Deposits with real estate developers	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Prepayments and other current assets	—	676	210,764	(444)	210,996	—	1,256	194,423	(1,011)	194,668	—	13,995	182,559	(10,594)	185,960
Amounts due from subsidiaries and VIE(3)	1,197,490	585,621	1,794	(1,784,905)	—	2,145,325	812,487	3,095	(2,960,907)	—	2,219,626	1,425,826	583,662	(4,229,114)	—
Others(1)		5,366	445,657	(1,032)	449,991	—	5,367	637,772	(1,034)	642,105	—	180,380	625,541	(141,062)	664,859
Total assets	1,197,526	1,015,545	2,452,594	(1,786,381)	2,879,284	2,576,354	1,075,664	3,683,059	(2,962,952)	4,372,125	2,529,192	1,763,542	4,135,988	(4,380,770)	4,047,952
Short-term bank borrowings	—	—	395,000	—	395,000	—	—	490,000	—	490,000	—	—	443,444	—	443,444
Accounts payable	—	20,412	1,107,836	—	1,128,248	—	392	1,897,219	—	1,897,611	—	20,478	1,775,826	—	1,796,304
Customers’ refundable fees	—	—	41,697	—	41,697	—	—	44,916	—	44,916	—	971	36,074	(971)	36,074
Accrued expenses and other payables	20,590	2,852	392,251	9,777	425,470	29,202	—	283,749	25,675	338,626	33,549	8,108	269,434	(29,443)	281,648
Amounts due to subsidiaries and VIE(3)	—	1,199,284	585,621	(1,784,905)	—	—	2,148,420	812,487	(2,960,907)	—	—	2,803,288	1,425,826	(4,229,114)	—
Others	—	73	12,213	729	13,015	—	849	11,068	—	11,917	—	1,973	23,132	(621)	24,484
Total liabilities	20,590	1,222,621	2,534,618	(1,774,399)	2,003,430	29,202	2,149,661	3,539,439	(2,935,232)	2,783,070	33,549	2,834,818	3,973,736	(4,260,149)	2,581,954
Total mezzanine equity	2,743,144	—	—	—	2,743,144	—	—	—	—	—	—	—	—	—	—
Total (deficit) equity	(1,566,208)	(207,076)	(82,024)	(11,982)	(1,867,290)	2,547,152	(1,073,997)	143,620	(27,720)	1,589,055	2,495,643	(1,094,729)	162,252	(97,168)	1,465,998

Notes:

(1)	Intercompany provision of services of promotion, entrusted loan services, sales of software copyright were eliminated at the consolidation level.

(3)	It represents the elimination of intercompany balances among parent, the VIE and our subsidiaries.

	For the Year Ended December 31,
	2016					2017
	RMB					RMB

	(in thousands, except share and share related data)
Condensed Consolidating Schedules of Cash Flows	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals
Net cash (used in) provided by operating activities(4)	3,166	(159,433)	(25,019)	4,000	(177,286)	(2,479)	(121,104)	(663,005)	112,162	(674,426)
Net cash (used in) provided by investing activities(4)	(7)	—	(190,911)	(3,993)	(194,911)	(660,531)	16,000	214,872	641,786	212,127
Net cash (used in) provided by financing activities(4)	—	7	(2,407)	(7)	(2,407)	—	660,531	663,100	(660,531)	663,100
Effect of exchange rates on cash, cash equivalents and restricted cash	43,507	3,663	—	—	47,170	(18,742)	(21,278)	—	—	(40,020)
Net (decrease) increase in cash, cash equivalents and restricted cash	46,666	(155,763)	(218,337)	—	(327,434)	(681,752)	534,149	214,967	93,417	160,781
Cash, cash equivalents and restricted cash at the beginning of the year	635,096	217,089	578,091	—	1,430,276	681,762	61,326	359,754	—	1,102,842
Cash, cash equivalents and restricted cash at the end of the year	681,762	61,326	359,754	—	1,102,842	10	595,475	574,721	93,417	1,263,623

Note:

(4)	It represents the cash flows which have occurred among parent, the VIE and subsidiaries including bank entrusted loan, equity investment and other operating activities.

	For the Year Ended December 31,
	2018					2019					2020

	RMB					RMB					RMB
	(in thousands, expect for share data)
Condensed Consolidating Schedules of Cash Flows	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals	Parent	Other subsidiaries	VIE	Eliminating adjustments	Consolidated totals
Net cash (used in) provided by operating activities(4)	25	109,332	116,937	(96,816)	129,478	(883)	20,596	103,298	(4,500)	118,511	(5,894)	606,356	(312,630)	(612,827)	(324,995)
Net cash (used in) provided by investing activities(4)	—	(349,883)	(303,375)	303,399	(349,859)	(64,295)	(184,117)	(206,192)	302,795	(151,809)	(115,569)	(803,000)	14,500	909,917	5,848
Net cash (used in) provided by financing activities(4)	—	—	31,900	(300,000)	(268,100)	498,436	64,295	329,000	(298,295)	593,436	—	115,569	134,964	(297,090)	(46,557)
Effect of exchange rates on cash, cash equivalents and restricted cash	1	19,075	—	—	19,076	(2,265)	(18,219)	—	—	(20,484)	—	(32,138)	—	—	(32,138)
Net (decrease) increase in cash, cash equivalents and restricted cash	26	(221,476)	(154,538)	(93,417)	(469,405)	430,993	(117,445)	226,106	—	539,654	(121,463)	(113,213)	(163,166)	—	(397,842)
Cash, cash equivalents and restricted cash at the beginning of the year	10	595,475	574,721	93,417	1,263,623	36	373,999	420,183	—	794,218	431,029	256,554	646,289	—	1,333,872
Cash, cash equivalents and restricted cash at the end of the year	36	373,999	420,183	—	794,218	431,029	256,554	646,289	—	1,333,872	309,566	143,341	483,123	—	936,030

Note:

(4)	It represents the cash flows which have occurred among parent, the VIE and subsidiaries including bank entrusted loan, equity investment and other operating nature activities.

Roll-Forward of the Amounts Due From/To Subsidiaries and VIE	SEC 2nd
Round Q8

	For the Year ended December 31,
	2016	2017	2018	2019	2020

	(in thousands)
Amounts due from subsidiaries and VIEs	RMB	RMB	RMB	RMB	RMB
As at 1st January	640,114	461,767	1,155,290	1,197,490	2,145,325
Cash paid to other subsidiaries	7	660,139	—	71,680	648,202
Cash received on behalf of other subsidiaries	—	—	—	—	(553,449)
Equity (loss) income of subsidiaries and the VIE and VIE’s subsidiaries	(178,354)	54,226	22,921	147,511	(115,964)
Deemed dividend to preferred shareholder	—	—	—	642,174	—
Effect of foreign currency translation	—	(20,842)	19,279	86,471	95,512
As at 31st December	461,767	1,155,290	1,197,490	2,145,325	2,219,626

Transfer of Cash Through Our Organization	SEC 1st Round Q7(i)

Fangdd Network Group Ltd. is a Cayman Islands holding company with no material operations of its own. We currently conduct the operations primarily through Fangdd Network, the VIE , and its subsidiaries. As of December 31, 2020, we had RMB936.0 million (US$143.5 million) in cash and cash equivalents and restricted cash and RMB9.0 million (US$1.4 million) in short-term investments that consisted of investments in wealth management products which are redeemable by us at any time. Although we consolidate the results of the variable interest entity and its subsidiaries, we only have access to the assets or earnings of the variable interest entity and its subsidiaries through our contractual arrangements with the variable interest entity and its shareholders. The cash flows that have occurred between our holding company, its subsidiaries and the VIE are summarized as follows:

	For the year ended December 31,
	2018	2019	2020

	(US$ millions)
Cash received by Fangdd Network Group Ltd. as equity investment.	—	71.1	80.2
Cash paid by Fangdd Network Group Ltd. to Fangdd Network Holding Ltd. (Hong Kong) to invest in WFOE, Shenzhen Fangdd Information Technology Co., Ltd (1)	—	10.5	95.6
Cash paid by Fangdd Network Holding Ltd. (Hong Kong) to contribute to the payment to WFOE as paid-in capital	—	12.0	113.2
Cash paid by WFOE to VIE, Shenzhen Fangdd Information Technology Co., Ltd., through bank entrusted loan (2)	46.0	35.9	118.5

SEC 1st
Round Q7

Notes:

(1)	Part of Fangdd Network Holding Ltd (Hong Kong)’s cash used to invest in Shenzhen Fangdd Information Technology Co., Ltd was from its bank balance of previous years’ equity financing before 2016;

(2)	Part of Shenzhen Fangdd Information Technology Co., Ltd’s cash used to loan to VIE was from its bank balance of previous years’ equity financing before 2016.

Pursuant to the operation maintenance service agreement, Shenzhen Fangdd has the exclusive right to provide the VIE with operation maintenance services and marketing services. Fangdd Network agrees to pay service fees on an annual basis and at an amount determined by the WFOE after taking into account factors such as the labor cost, facility cost and marketing expenses incurred by the WFOE in providing the services. Pursuant to the technology development and application service agreement, Shenzhen Fangdd has the exclusive right to provide Fangdd Network with technology development and application services. Fangdd Network agrees to pay service fees on an annual basis and at an amount determined by Shenzhen Fangdd after taking into account multiple factors, such as the labor and time consumed for provision of the service, the type and complexity of the services provided, the difficulties in providing the service, the commercial value of services provided and the market price of comparable services. Since Fangdd Network has incurred and accumulated losses historically, there was no service fee payable by Fangdd Netowork to Shenzhen Fangdd.

Impact of Taxation on Dividends or Distributions	SEC 1st Round Q7(ii)

Fangdd Network Group Ltd. is incorporated in the Cayman Islands and conduct businesses in China through its PRC subsidiary and the VIE. Neither our subsidiaries nor the consolidated VIE have declared or paid any dividend or distribution to us. We have never declared or paid any dividend on our ordinary shares and we have no current intention to pay dividends to shareholders. We currently intend to retain all future earnings to finance our operations and to expand our business. Under the current laws of the Cayman Islands, Fangdd Network Group Ltd. is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.	SEC 3rd Round Q2

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in Mainland China and Hong Kong, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Hypothetical pre-tax earnings(1)	100.00
Tax on earnings at statutory rate of 25% at Shenzhen Fangdd level	(25.00)
Amount to be distributed as dividend from Shenzhen Fangdd to Hong Kong subsidiary(2)	75.00
Withholding tax at tax treaty rate of 5%	(3.75)
Amount to be distributed as dividend at Hong Kong subsidiary level and net distribution to Fangdd Network Group Ltd.	71.25

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal Chinese taxable income.

(2)	China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprise to its immediate holding company outside of Mainland China. A lower withholding income tax rate of 5% is applied if the Foreign Invested Enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with Mainland China, subject to a qualification review at the time of the distribution. There is no incremental tax at Hong Kong subsidiary level for any dividend distribution to Fangdd Network Group Ltd. If a 10% withholding income tax rate is imposed, the withholding tax will be 7.5 and the amount to be distributed as dividend at Hong Kong subsidiary level and net distribution to Fangdd Network Group Ltd. will be 67.5.

Restrictions and Limitations on Transfer of Capital	SEC 1st Round Q7

We face various restrictions and limitations on foreign exchange, our ability to transfer cash between entities, across borders and to U.S. investors, and our ability to distribute earnings from our businesses, including our subsidiaries and/or the consolidated VIE, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.	SEC 3rd Round Q2

Fangdd Network Group Ltd., or Fangdd Cayman, is a holding company with no material operations of its own. As a result, Fangdd Cayman's ability to pay dividends depends upon dividends paid by its Hong Kong subsidiary, which in turn depends on dividends paid by its PRC subsidiary, which further depends on payments from the VIE under the Fangdd Network VIE Agreements.	SEC 2nd Round Q7

Uncertainties regarding the interpretation and implementation of the Fangdd Network VIE Agreements could limit our ability to enforce such agreements. If the PRC authorities determine that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if current regulations change or are interpreted differently in the future, our ability to settle amount owed by the VIE under the VIE agreements may be seriously hindered.

Current PRC regulations permit Shenzhen Fangdd to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, Shenzhen Fangdd and Fangdd Network are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Shenzhen Fangdd and Fangdd Network may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if Shenzhen Fangdd incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect Shenzhen Fangdd’s ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiary to distribute dividends to us or on the ability of Fangdd Network to make payments to us may restrict our ability to satisfy our liquidity requirements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to make investments or acquisitions, pay dividends or otherwise fund our business.”

Our Hong Kong subsidiary may be considered a non-resident enterprise for tax purposes, so that any dividends our PRC subsidiary pays to our Hong Kong subsidiary may be regarded as China-sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%. If we are required under the PRC Enterprise Income Tax Law to pay income tax for any dividends we receive from our subsidiaries in China, or if our Hong Kong subsidiary is determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders.”	SEC 2nd Round Q7

If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs.

In addition, non-resident enterprise shareholders, including our ADS holders, may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders, including our ADS holders, and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% which in the case of dividends may be withheld at source. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a “resident enterprise” of China under the PRC Enterprise Income Tax Law, we and our non-PRC shareholders could be subject to unfavorable tax consequences, and our business, financial condition and results of operations could be materially and adversely affected.”

Our offshore holding company is permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. This may delay or prevent us from using the proceeds from our initial public offering to make loans or capital contribution to our PRC subsidiary. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.”

Additionally, Fangdd Network receives substantially all of the revenues in RMB and the PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange of the PRC, or the SAFE by complying with certain procedural requirements. Dividends payments to us by Shenzhen Fangdd in foreign currencies are subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approvals by or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, Shenzhen Fangdd may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China— Governmental control of currency conversion may affect the value of your investment.”

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, we present adjusted income from operations and adjusted net income by excluding share-based compensation expenses, which are non-cash charges. We believe these non-GAAP financial measures are important to help investors to understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments.

The use of the above non-GAAP financial measures has certain limitations. One of the key limitations of using adjusted net income from operations is that it does not reflect all items of expenses/ income that affect our operation. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results.

These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. The following table sets forth a reconciliation of our income from operations and net income to adjusted income from operations and adjusted net income for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except share and share related data)
GAAP (loss) Income from operations	(363,853)	(4,864)	69,375	(536,757)	(226,020)	(34,639)
Share-based compensation expenses	—	—	—	745,873	102,750	15,747
Adjusted (loss) income from operations	(363,853)	(4,864)	69,375	209,116	(123,270)	(18,892)

GAAP net (loss) income	(332,066)	649	104,026	(510,387)	(221,375)	(33,929)
Share-based compensation expenses	—	—	—	745,873	102,750	15,747
Adjusted net (loss) income	(332,066)	649	104,026	235,486	(118,625)	(18,182)

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share data)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	1,022,750	573,690	443,586	1,103,747	843,448	129,264
Restricted cash	80,092	689,933	350,632	230,125	92,582	14,189
Short-term investments	291,500	32,500	71,483	11,500	9,000	1,379
Accounts receivable, net	194,292	827,796	1,352,596	2,189,980	2,252,103	345,150
Deposits with real estate developers	3,370	397,868	—	—	—	—
Prepayments and other current assets	158,200	194,087	210,996	194,668	185,960	28,501
Total assets	1,881,612	2,843,944	2,879,284	4,372,125	4,047,952	620,377
Short-term bank borrowings	—	663,100	395,000	490,000	443,444	67,961
Accounts payable	255,105	593,469	1,128,248	1,897,611	1,796,304	275,296
Customers’ refundable fees	76,625	58,878	41,697	44,916	36,074	5,529
Accrued expenses and other payables	756,829	769,964	425,470	338,626	281,648	43,163
Total liabilities	1,090,057	2,090,508	2,003,430	2,783,070	2,581,954	395,702
Total mezzanine equity	2,278,046	2,357,079	2,743,144	—	—	—
Total (deficit) equity	(1,486,491)	(1,603,643)	(1,867,290)	1,589,055	1,465,998	224,675

The following table presents our selected consolidated cash flow data for the years indicated.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share data)
Selected Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(177,286)	(674,426)	129,478	118,511	(324,995)	(49,806)
Net cash (used in) provided by investing activities	(194,911)	212,127	(349,859)	(151,809)	5,848	895
Net cash (used in) provided by financing activities	(2,407)	663,100	(268,100)	593,436	(46,557)	(7,135)
Net (decrease) increase in cash, cash equivalents and restricted cash	(327,434)	160,781	(469,405)	539,654	(397,842)	(60,972)
Cash, cash equivalents and restricted cash at the beginning of the year	1,430,276	1,102,842	1,263,623	794,218	1,333,872	204,425
Cash, cash equivalents and restricted cash at the end of the year	1,102,842	1,263,623	794,218	1,333,872	936,030	143,453

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

***Disclosure in-between is intentionally omitted***

Risks Related to Our Business and Industry

We may face financial risks as a result of increases in our accounts receivable.

Our accounts receivable increased from RMB1.4 billion as of December 31, 2018 to RMB2.2 billion as of December 31, 2019. The increase was mainly due to the expansion of our business. Prior to the fourth quarter of 2016, we collected commission fees related to primary real estate transactions facilitated in our marketplace from home purchasers with short payment terms. However, beginning in the fourth quarter of 2016 we gradually shifted our collection model towards receiving the majority of our fee commission directly from real estate development companies due to changes in regulatory requirements. Such companies generally require longer payment terms. As a result of these extended payment terms we recorded a significantly higher amount of accounts receivables.

Our accounts receivable increased slightly from RMB2.2 billion as of December 31, 2019 to RMB2.3 billion (US$345.2 million) as of December 31, 2020. This change was mainly due to a longer period for accounts receivable turnover resulting from the impact of the COVID-19 pandemic, which impact is expected to diminish gradually as business activities return to normal in China.

We have also seen an increase in the provisions for the allowance for doubtful accounts. The provisions for the allowance for doubtful accounts increased RMB 12 million, or 22%, to RMB68.0 million for the year ended December 31, 2020 from RMB55.8 million for the year ended December 31, 2019. The change was primarily due to a longer period for accounts receivable turnover for sales of new real properties. One the one hand, the volume of the real estate transactions decreased because (i) real estate developers face challenges in acquiring customers offline under the impact of COVID-19, and (ii) it takes more time for homebuyers to obtain housing bank loans under the tightened bank borrowing policies, such as the newly-implemented real estate loan concentration management system. On the other hand, major cities in China have rolled out regulatory measures to regulate the real estate market and restrict debt financing to real estate developers. Under the pressures of lower sales, tightened financing and multiple maturing outstanding debts, real estate developers are experiencing or expecting tighter cash flows. In order to maintain sufficient cash flow, most real estate developers delay the payments of commissions, resulting longer periods for some of our accounts receivable. Real estate developers’ further deteriorated debt conditions also led to lower collectability of accounts receivable. Accordingly, we increased the provisions for the allowance for doubtful accounts. While the increase in the provision for doubtful accounts was not significant in relation to other changes, we expect that it will continue to increase as many real estate developers’ financial conditions may further deteriorate and may even face debt repayment difficulties with the continuation of the China’s real estate regulatory measures. Our provisions for the allowance for doubtful accounts, according to its current accounting policies, were RMB 99.1 million for the six months ended June 30, 2021, representing a significant increase compared to previous periods. Accordingly, we have taken measures to protect our accounts receivable. For accounts receivable that are seriously overdue, we have initiated lawsuits and applied for injunctive relief. We enhance credit risk management by conducting periodic review of the credit status of the real estate developers, terminating cooperation relationship with real estate developers with poor credit conditions to ensure the collectability of our accounts receivable. If we fail to collect our accounts receivables on time or if real estate developers fail to satisfy their financial obligations towards us, our business and results of operations may be materially adversely affected and we may face liquidity constraints as a result.	SEC 1st Round Q14

***Disclosure in-between is intentionally omitted***

Actual or alleged failure to comply with data privacy and protection laws and regulations could have a serious adverse effect on our reputation and discourage current and potential clients from doing business with us.

Concerns about our practice of accessing, storing, processing and using the data from platform users, as well as collecting and processing the personal information published on other third parties’ websites, even if unfounded, could damage our reputation, business and results of operations. The data or information we collect primarily consists of personal mobile numbers and information on the housing unit for-sale or for-rent. We are subject to various data privacy and protection laws and regulations in China, including, without limitation, the PRC Cyber Security Law. To protect personal information, these laws and regulations regulate data collection, storage, use, processing, disclosure and transfer of personal information. Pursuant to these laws and regulations, an internet service provider is required to obtain a user’s consent to collect the user’s personal information, and is prohibited from gathering personal information that is unrelated to the services it provides, and the internet information service provider must also inform the user of the purposes, the means and the scope of the information collection and uses. The Civil Code of the PRC stipulates that: (i) natural persons’ personal information shall be protected by law; (ii) any organizations and individuals who need to obtain personal information of others shall obtain such information in accordance with the law and shall ensure the confidentiality of such information; and (iii) organizations and individuals are not allowed to illegally collect, use, process or transfer the personal information of others. It is illegal to buy and sell, supply or publish the personal information of others. The PRC Cyber Security Law also prohibits individuals or entities from obtaining personal information through theft or other illegal ways or selling or otherwise illegally disclosing personal information. The PRC Criminal Law prohibits entities and their employees from selling or otherwise illegally disclosing a citizen’s personal information or obtaining personal information through theft or other illegal ways in serious circumstances. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Information Security and Privacy Protection.”

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and will take effect in November 2021. Our mobile apps and websites only collect basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of Cyberspace Administration of China and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the Cyberspace Administration of China, other regulatory authorities, and the Supreme People’s Court in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.	SEC 1st Round Q12(i)

While we have taken these measures to comply with all applicable data privacy and protection laws and regulations in China, we cannot guarantee their effectiveness. The activities of third parties such as business partners are beyond our control. If our business partners, including financial institutions, violate the PRC Cyber Security Law and related laws and regulations relating to the protection of personal information, or fail to fully comply with the service agreements with us, or if any of our employees fail to comply with our internal control measures and misuse the information, we may be subject to penalties. For further information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Information Security and Privacy Protection.” Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could damage our reputation, discourage current and potential agents, real estate sellers and real estate buyers from using our services and subject us to fines and damages, which could have a material adverse effect on our business and results of operations.

Furthermore, the interpretation and application of personal information protection laws and regulations and standards are still uncertain and evolving. We cannot assure you that relevant governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. In addition, it is possible that we may become subject to additional or new laws and regulations regarding the protection of personal information or privacy-related matters in connection with the data we have access to. Complying with additional or new regulatory requirements could force us to incur substantial costs or require us to change our business practices. In addition to the regulatory requirements, user attitudes towards data privacy are also evolving, and user concerns about the extent to which personal information is accessible to, used by or shared with agents or other platform users may adversely affect our ability to gain access to data. Any occurrence of the abovementioned circumstances may negatively affect our business and results of operations.

***Disclosure in-between is intentionally omitted***

Risks Related to Our Corporate Structure

If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in the business involving value-added telecommunications service (except for e-commerce, domestic conferencing, store-and-forward, and call center services), including internet real estate services, is subject to significant restrictions under current PRC laws, rules and regulations. Fangdd Network Group Ltd. is a Cayman Islands holding company, and one of its wholly owned subsidiaries in PRC, Shenzhen Fangdd, which we refer to as our WFOE, is considered a foreign-invested enterprise. Since our business involves provision of the value-added telecommunications service, we conduct our business in China, including our online business for primary and secondary properties transaction services, our rental services, and other services, primarily through Fangdd Network, and its subsidiaries. We have gained control over Fangdd Network through a series of contractual arrangements by and between our WFOE, Fangdd Network and its shareholders, and we refer to Fangdd Network as our variable interest entity, or the VIE. The VIE and its subsidiaries have the licenses, approvals or fillings with relevant authorities that are essential for our business operations.

We have entered into, through our WFOE, a series of contractual arrangements with the VIE and its shareholders. These contractual arrangements enable us to (i) direct the activities that most significantly affect the economic performance of the VIE and its subsidiaries; (ii) receive substantially all of the economic benefits from the VIE and its subsidiaries in consideration for the services provided by our PRC subsidiary; and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE or to all or part of the assets of the VIE, when and to the extent permitted by PRC law, or request any existing shareholder of the VIE to transfer all or part of the equity interest in the VIE to another PRC person or entity designated by us at any time in our discretion.

These agreements make us their “primary beneficiary” for accounting purposes under U.S. GAAP. For descriptions of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIE and its Shareholders.” We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly owned PRC subsidiary, the consolidated VIE and their shareholders is valid, binding and enforceable in accordance with its terms. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Foreign Investment Law (2019), Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. There can be no assurance that the PRC government authorities, such as the Ministry of Commerce, or the MOFCOM, the MIIT, or other authorities that regulate our business and other participants in the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.	SEC 3rd Round Q2

If the PRC government determines that these contractual arrangements do not comply with its restrictions on foreign investment in the internet business, if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, or if the PRC government otherwise finds that we, the VIE, or any of its subsidiaries is in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including but not limited to the MIIT, which regulates internet information service companies, would have broad discretion in dealing with such violations, including:	SEC 1st Round Q10

•	revoking our business and operating licenses;

•	discontinuing or restricting our operations;

•	imposing fines or confiscating any of our income that they deem to have been obtained through illegal operations;

•	requiring us or our PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations;

•	placing restrictions on our right to collect revenues;

•	restricting or prohibiting our use of the proceeds from our initial public offering to finance the business and operations of the VIE; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties could have a material and adverse effect on our business, financial condition and results of operations. If any of these penalties results in our inability to direct the activities of the VIE that most significantly impact its economic performance, and/or our failure to receive the economic benefits from the VIE, we may not be able to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. In addition, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct all or substantially all of our operations .	SEC 1st Round Q10

***Disclosure in-between is intentionally omitted***

Risks Related to Doing Business in China

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs .

We conduct our business in China primarily through our PRC subsidiaries and the VIE. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it regulates and may intervene our operations at any time, which could result in a material adverse change in our operation and/or the value of our ADSs.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our and the VIE’s business, or the enforcement and performance of our contractual arrangements with the VIE. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we and the VIE would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our and the VIE’s business and our reputation. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause our securities to significantly decline in value or become worthless. Therefore, investors of our company face potential uncertainty from actions taken by the PRC government affecting our business.	SEC 1st Round Q11

The approval and/or other requirements of the CSRC, CAC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval	SEC 1st Round Q12(ii)

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, among other things, requires offshore special purpose vehicles, or SPVs, formed for the purpose of an overseas listing and controlled by PRC companies or individuals, to obtain the CSRC approval prior to listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear.

Our PRC legal counsel has advised us that, based on their understanding of the current PRC laws, the CSRC approval is not required under the M&A Rules in the context of this offering because the ownership structures of our PRC subsidiaries and VIE were not established through acquisition of equity interests or assets of any PRC domestic company by foreign entities as defined under the M&A Rules. However, we have been advised by our PRC legal counsel that there are uncertainties regarding the interpretation and application of the PRC law, and there can be no assurance that the PRC government will ultimately take a view that is not contrary to the above opinion of our PRC legal counsel. If it is determined that the CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering.

Furthermore, relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, the Opinions on Strictly Cracking Down Illegal Securities Activities were only issued recently, leaving uncertainties regarding the interpretation and implementation of these opinions. It is possible that any new rules or regulations may impose additional requirements on us.

The draft Regulations for the Administration of Cyber Data Security, or the Draft Data Security Regulations, published by the CAC on November 14, 2021 for public comments until December 13, 2021 require that a data processor who processes personal information of more than 1 million individuals shall (i) go through the cyber security review if it intends to be listed in a foreign country; (ii) report to the local CAC within 15 working days once identifying any important data. Where data processors conduct merger, reorganization separation, or otherwise, the data recipient shall continue to perform its data security protection obligations, and the data processor shall report to the local competent department if personal information of more than one million people is involved. The Draft Data Security Regulations also require data processors processing important data or being listed outside China shall carry out data security assessment annually by itself or through a third-party data security service provider and submit assessment report to local agency of the CAC. As no detailed rules or implementation of the Draft Data Security Regulations have been issued, the CAC and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If the enacted version of the Draft Data Security Regulations requires any clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. On December 24, 2021, the Chinese Securities Regulatory Commission, or the CSRC, published the draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies and the draft of the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public consultation. Pursuant to such draft rules, domestic companies directly or indirectly offer securities or list on overseas markets, including (i) Chinese companies limited by shares and (ii) overseas enterprises with business mainly conducted in China and intends to use its domestic equity, assets or similar interests to offer securities or list on overseas markets, shall submit filing materials to CSRC within three working days after the submission of the application documents for an initial public offering overseas. For issuance of listed securities overseas after listings on the overseas market, filing materials should be submitted to CSRC within three working days after the completion of the issuance. Failure to complete the filing required by the CSRC may expose the domestic company to a warning or a fine of RMB1 million to RMB10 million. For serious cases, the domestic company may be ordered to suspend the relevant business, cease operation for rectification or revoke relevant business permits or licenses. However, uncertainty remains as to the final form of these regulations and their interpretation and implementation upon promulgation. On December 28, 2021, the CAC and 12 other regulatory authority jointly issued the Cyber Security Review Measures. The Cyber Security Review Measures provides, among others, (i) the purchase of cyber products and services by critical information infrastructure operators that affects or may affect national security and data processing activities engaged in by network platform operators that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. However, the Cyber Security Review Measures do not provide any explanation or interpretation of “affect or may affect national security”, and Chinese government may have broad discretion in interpreting and enforcing these laws and regulations. We cannot predict the impact of the Cyber Security Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CAC or any other PRC governmental authorities.

If it is determined in the future that CSRC approval or other procedural requirements are required to be met for and prior to an offering, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for an offering, or a rescission of any such approval, may subject us to sanctions by the relevant PRC governmental authorities. The governmental authorities may impose restrictions and penalties on our operations in China that could have a material adverse effect on our business, financial condition, results of operations and prospects,_as well as the trading price of the ADSs. The PRC governmental authorities may also take actions requiring us, or making it advisable for us, to halt an offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the PRC governmental authorities later promulgate new rules or explanations requiring that we obtain their approvals for filings, registrations or other kinds of authorizations for an offering, we cannot assure you that we can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.

***Disclosure in-between is intentionally omitted***

We could be delisted if we are unable to meet the PCAOB inspection requirements in time.

On December 18, 2020, the Holding Foreign Companies Accountable Act, or the HFCAA, was enacted. The HFCAA requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The SEC adopted interim final rules on March 24, 2021 and amendments on December 2, 2021 to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate. The SEC will identify such issuers for fiscal years beginning after December 18, 2020. An identified issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If an issuer is identified for consecutive three years, it will be prohibited from being listed on U.S. securities exchanges or traded “over-the-counter.”

Our independent registered public accounting firm is located in China and organized under the laws of the PRC. Pursuant to the HFCAA, the PCAOB issued its report on December 16, 2021 notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Our independent registered public accounting firm is subject to such determination announced by the PCAOB. Pursuant to the Holding Foreign Companies Accountable Act and related regulations, if our auditor cannot be inspected by the PCAOB for three consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the delisting or the prohibitions from trading under the HFCAA from three years to two. In that case, our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA. The termination in or any restriction on the trading of our securities will significantly limit or completely hinder our ability to offer securities to investors, or cause such securities to significantly decline in value or become worthless. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the ongoing risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.	SEC 3rd Round Q4

Annex B 2

B. Business Overview.

Regulation

Regulations on Offshore Offering

On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly issued the Cyber Security Review Measures, or the Cyber Security Review Measures. The Cyber Security Review Measures provides, among others, (i) the purchase of cyber products and services by critical information infrastructure operators (the “CIIOs”) that affects or may affect national security and data processing activities engaged in by network platform operators that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; and (ii) the network platform operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office. However, the Cyber Security Review Measures do not provide any explanation or interpretation of “affect or may affect national security”, and Chinese government may have broad discretion in interpreting and enforcing these laws and regulations. As the Cyber Security Review Measures were recently released thus its interpretation and implementation remain substantially uncertain, we cannot predict the impact of the Cyber Security Review Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard. See “Item 3. Key Information --D. Risk Factors --Risks Related to Doing Business in China --The approval and/or other requirements of the CSRC, CAC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.”	SEC 1st Round Q2(ii)

On December 24, 2021, the Chinese Securities Regulatory Commission, or the CSRC, published the draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies and the draft of the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public consultation. Pursuant to such draft rules, domestic companies directly or indirectly offer securities or list on overseas markets, including (i) Chinese companies limited by shares and (ii) overseas enterprises with business mainly conducted in China and intends to use its domestic equity, assets or similar interests to offer securities or list on overseas markets, shall submit filing materials to CSRC within three working days after the submission of the application documents for an initial public offering overseas. For issuance of listed securities overseas after listings on the overseas market, filing materials should be submitted to CSRC within three working days after the completion of the issuance. Failure to complete the filing required by the CSRC may expose the domestic company to a warning or a fine of RMB1 million to RMB10 million. For serious cases, the domestic company may be ordered to suspend the relevant business, cease operation for rectification or revoke relevant business permits or licenses. However, uncertainty remains as to the final form of these regulations and their interpretation and implementation upon promulgation.

On November 14, 2021, the CAC published the draft Regulations for the Administration of Cyber Data Security, or the Draft Data Security Regulations, for public comments until December 13, 2021. The Draft Data Security Regulations require that a data processor who processes personal information of more than 1 million individuals shall (i) go through the cyber security review if it intends to be listed in a foreign country; (ii) report to the local CAC within 15 working days once identifying any important data. Where data processors conduct merger, reorganization separation, or otherwise, the data recipient shall continue to perform its data security protection obligations, and the data processor shall report to the local competent department if personal information of more than one million people is involved. The Draft Data Security Regulations also require data processors processing important data or being listed outside China shall carry out data security assessment annually by itself or through a third-party data security service provider and submit assessment report to local agency of the CAC. As no detailed rules or implementation of the Draft Data Security Regulations have been issued, the CAC and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rulemaking process. If the enacted version of the Draft Data Security Regulations requires any clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.

On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. See “Item 3. Key Information—D. Risk Factors —Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC, CAC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.” As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC governmental authorities.

Regulations on Company Establishment and Foreign Investment

The establishment, operation and management of companies in China is governed by the PRC Company Law, as amended in 2005, 2013 and 2018. According to the PRC Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. Prior to the effectiveness of the Foreign Investment Law (2019), the establishment procedures, approval procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise were regulated by the Wholly Foreign-owned Enterprise Law of the PRC, as amended on September 3, 2016, and the Implementation Regulation of the Wholly Foreign-owned Enterprise Law, as amended on February 19, 2014. In September 2016, the National People’s Congress Standing Committee published the Decision on Revising Four Laws including the Wholly Foreign-owned Enterprise Law of the People’s Republic of China, which changes the previous “filing or approval” procedure for foreign investments in China. Pursuant to the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises promulgated by MOFCOM on October 8, 2016 and amended on July 30, 2017 and on June 29, 2018, establishment and changes of foreign investment enterprises not subject to the approval under the special entry management measures shall be filed with the relevant commerce authorities.

2 The proposed draft disclosures are italicized and underlined.

1

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, or the Foreign Investment Law (2019), which became effective on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-owned Enterprise Law to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law (2019) implements the administrative system of pre-entry national treatment plus negative list to foreign investment. Pursuant to the Foreign Investment Law (2019), national treatment shall be applied to the foreign investment beyond to the negative list to be promulgated by the State Council. The Foreign Investment Law (2019) mainly focuses on the foreign investment promotion, foreign investment protection and foreign investment management.

The Foreign Investment Law (2019) defines “foreign investment” as any investment activity directly or indirectly carried out in the PRC by foreign individuals, enterprises or other entities (the “Foreign Investors”), and specifically stipulates four forms of investment activities as foreign investments, namely, (i) establishment of a foreign-invested enterprise in the PRC by a Foreign Investor, either individually or collectively with any other investor; (ii) obtaining shares, equities, property shares or any other similar rights or interests of an enterprise in the PRC by a Foreign Investor; (iii) investment in any new construction project in the PRC by a Foreign Investor, either individually or collectively with any other investor; and (iv) investment in any other means stipulated under laws, administrative regulations or provisions prescribed by the State Council.

On December 26, 2019, the State Council promulgated the Implementation Regulations of Foreign Investment Law which became effective on January 1, 2020. The Implementation Regulations of Foreign Investment Law provides detailed implementation rules for the principles of investment protection, investment promotion and investment management in the Foreign Investment Law (2019).

On January 1, 2020, MOFCOM and the State Administration for Market Regulation of the PRC promulgated the Measures for the Reporting of Foreign Investment Information, repealing the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises. Where foreign investors carry out investment activities directly or indirectly within China, foreign investors or foreign-funded enterprises shall report investment information to commerce departments.

Pursuant to the Provisions for Guiding the Foreign Investment Direction promulgated by the State Council on February 11, 2002 and effective on April 1, 2002, projects with foreign investment fall into four categories, namely encouraged, permitted, restricted and prohibited. Projects with foreign investment that are encouraged, restricted and prohibited shall be listed in the Catalog of Guidance on Industries for Foreign Investment, or the Catalog. Projects with foreign investment that do not fall into the categories of encouraged, restricted or prohibited projects shall be the permitted projects with foreign investment. The permitted projects with foreign investment shall not be listed in the Catalog. On July 28, 2018, the Negative List replaces the special administrative measures for the access of foreign investment specified in the Catalog. On December 27, 2020, MOFCOM and NDRC promulgated the Catalog of Industries for Encouraging Foreign Investment (2020 version), or the Catalog (2020). On June 23, 2020, MOFCOM and NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2020), or the Negative List (2020). Pursuant to the Negative List (2020), foreign investors should refrain from investing in any of prohibited sectors specified in the Negative List (2020), and foreign investors are required to obtain the permit for access to other sectors that are listed in the Negative List (2020) but not classified as "prohibited". The Negative List (2020) covers 12 industries. Fields not included in the Negative List (2020) shall be managed according to the principle of equal treatment of domestic and foreign investment. Fields not listed in the Negative List (2020) and Catalog (2020) are generally open for foreign investments unless specifically restricted by other PRC laws.

Current PRC laws and regulations place certain restrictions and conditions on foreign ownership of certain areas of businesses. For example, pursuant to the Negative List (2020), the proportion of foreign investment in a value-added telecommunications business (excluding e-commerce business, domestic multi-party communications, store-and-forward and call centers) shall not exceed 50%. According to the Administrative Provisions on Foreign-Invested Telecommunications Enterprises (Revised in 2016), promulgated by the State Council, the major foreign investor in a foreign-invested telecommunications enterprise that is engaged in value-added telecommunications business shall have a record of good performance and operating experience in managing value-added telecommunications business. Accordingly, none of our subsidiaries is eligible to provide commercial internet content or other value-added telecommunication service, which wholly foreign-owned companies are restricted from conducting in China. To comply with PRC laws and regulations, we conduct such business activities through the VIE in China.

SEC 1st Round Q2(ii)

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our and the VIE’s business, or the enforcement and performance of our contractual arrangements with the VIE and its shareholders. These laws and regulations may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Due to the uncertainty and complexity of the regulatory environment, we cannot assure you that we and the VIE would always be in full compliance with applicable laws and regulations, the violation of which may have adverse effect on our and the VIE’s business and our reputation. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

2

Annex C 3

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

B. Liquidity and Capital Resources.

Operating Activities

Net cash used in operating activities in 2020 was RMB325.0 million (US$49.8 million). The principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB221.4 million (US$33.9 million) were a RMB130.0 million (US$19.9 million) increase in accounts receivable and a RMB101.3 million (US$15.5 million) decrease in accounts payables, partially offset by a RMB8.6 million (US$1.3 million) decrease in prepayments and other assets. The increases in accounts receivable and decrease in prepayments and other assets were both due to the normal operation of our business. The decrease in accounts payables was because the Company made payments to agents to support their operation during the pandemic. We incurred share-based compensation expenses of RMB102.8 million (US$15.7 million) relating to awards granted under the 2018 Plan. The provisions for the allowance for doubtful accounts also contributed to the difference between our net cash used in operating activities and our net loss, with an increase of RMB 12 million, or 22%, to RMB68.0 million for the year ended December 31, 2020 from RMB55.8 million for the year ended December 31, 2019. The change was primarily due to a longer period for accounts receivable turnover for sales of new real properties. One the one hand, the volume of the real estate transactions decreased because (i) real estate developers face challenges in acquiring customers offline under the impact of COVID-19, and (ii) it takes more time for homebuyers to obtain housing bank loans under the tightened bank borrowing policies, such as the newly-implemented real estate loan concentration management system. On the other hand, major cities in China have rolled out regulatory measures to regulate the real estate market and restrict debt financing to real estate developers. Under the pressures of lower sales, tightened financing and multiple maturing outstanding debts, real estate developers are experiencing or expecting tighter cash flows. In order to maintain sufficient cash flow, most real estate developers delay the payments of commissions, resulting longer periods for some of our accounts receivable. Real estate developers’ further deteriorated debt conditions also led to lower collectability of accounts receivable. Accordingly, we increased the provisions for the allowance for doubtful accounts. While the increase in the provision for doubtful accounts was not significant in relation to other changes, we expect that it will continue to increase as many real estate developers’ financial conditions may further deteriorate and may even face debt repayment difficulties with the continuation of the China’s real estate regulatory measures. Our provisions for the allowance for doubtful accounts, according to its current accounting policies, were RMB 99.1 million for the six months ended June 30, 2021, representing a significant increase compared to previous periods. We have taken measures to protect our accounts receivable. For accounts receivable that are seriously overdue, we have initiated lawsuits and applied for injunctive relief. We enhance credit risk management by conducting periodic review of the credit status of the real estate developers, terminating cooperation relationship with real estate developers with poor credit conditions to ensure the collectability of our accounts receivable.	SEC 1st Round Q14

Net cash provided by operating activities in 2019 was RMB118.5 million (US$17.0 million). The principal items accounting for the difference between our net cash provided by operating activities and our net loss of RMB510.4 million (US$73.3 million) were a RMB769.4 million (US$110.5 million) increase in accounts payable and share-based compensation expenses of RMB745.9 million (US$107.1 million), partially offset by a RMB893.2 million (US$128.3 million) increase in accounts receivable and a RMB84.9 million (US$12.2 million) decrease in accrued expenses and other payables. The increases in accounts payable and accounts receivable were in line with the growth of our business. We typically settle the accounts payable upon collection of accounts receivable. The share-based compensation expenses were recognized in connection with the completion of our initial public offering in November 2019. The decrease in accrued expenses and other payables was due to the decrease of down payments collected on behalf of secondary property sellers and the amount due to third party under collaborative agreements.

Net cash provided by operating activities in 2018 was RMB129.5 million. The principal items accounting for the difference between our net cash provided by operating activities and our net income of RMB104.0 million were a RMB534.8 million increase in accounts payable and a RMB397.9 million decrease in deposits with real estate developers, partially offset by a RMB564.3 million increase in accounts receivable and a RMB344.5 million decrease in accrued expenses and other payables. The increase in accounts payable was due to the increase in the commission payable to the agents. The increase in accounts receivable was due to the growth of our business. The decrease in accrued expenses and other payables was due to the decrease of down payments collected on behalf of secondary property sellers and the amount due to third party under collaborative agreements. We did not have deposits with real estate developers as of December 31, 2018, and all sales commitment arrangement with real estate developers pursuant to which we are required to purchase the unsold properties with real estate developers have been concluded by December 2018.

3 The proposed draft disclosures are italicized and underlined.

1